Exhibit 3.2

                            Valpey-Fisher Corporation

                Amendment to By-Laws - effective October 24, 2007

      Sections 1, 2 and 3 of Article VIII of the Bylaws of Valpey-Fisher Corporation are hereby amended to read in their entirety as follows:

      Section 1. Certificates for Stock. The shares of the Corporation's stock may be certified or uncertified, as provided under Maryland law, and shall be entered in the books of the Corporation and registered as they are issued.

      Any certificate for stock shall be signed by the President or Vice-President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer of the Corporation and may be sealed with the seal of the Corporation or a facsimile thereof.

      Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice that shall set forth the name of the Corporation, that the Corporation is organized under the laws of the State of Maryland, the name of the shareholder, the number and class (and the designation of the series, if any) of the shares represented, any restrictions on the transfer or registration of such shares of stock and any other information required by the General Corporation Law of Maryland.

      Section 2. Replacement of Certificates. Any person claiming a share certificate to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Board of Directors so requires, give the Corporation a bond of indemnity in form and amount, and with one or more sureties satisfactory to the Board of Directors, as the Board of Directors may require, whereupon the Corporation may issue (i) a new certificate or certificates of stock or (ii) uncertificated shares in place of any certificates previously issued by the Corporation alleged to have been lost, stolen or destroyed.

      Section 3. Transfer of Stock. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate or evidence of the issuance of uncertificated shares to the shareholder entitled thereto, cancel the old certificate and record the transaction upon the Corporation's books. Upon the surrender of any certificate for transfer of stock, such certificate shall at once be conspicuously marked on its face "Cancelled" and filed with the permanent stock records of the Corporation.

      Upon receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the shareholder entitled thereto and the transaction shall be recorded upon the books of Corporation. If the Corporation has a transfer agent or registrar acting on its behalf, the signature of any officer or representative thereof may be in facsimile.

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      The Board of Directors may appoint a transfer agent and registrar and may make or authorize such agent to make all such rules and regulations deemed expedient concerning the issue, transfer and registration of shares of stock.